UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Koss Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500692108
(CUSIP Number)

Kim M. Schulte
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, WI  53212
(414) 964-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2022
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500692108
1.	Names of Reporting Persons Michael J. Koss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,315,089 (1)
	8.	Shared Voting Power 798,321 (2)
	9.	Sole Dispositive Power 618,455 (3)
	10.	Shared Dispositive Power 3,494,955 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,113,410
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0% (5)
14.	Type of Reporting Person (See Instructions) IN
____________________
(1) Consists of (i) 377,794 shares held directly; (ii) 661 shares held in an individual retirement account; (iii) 2,696,634 shares held directly in Mr. Koss’s capacity as voting trustee of a voting trust (the “Voting Trust”) established pursuant to Restatement of the Koss Family Voting Trust Agreement, dated March 23, 2022 (the “Voting Trust Agreement”); and (iv) 240,000 shares that Mr. Koss has the right to acquire within 60 days of the date of this Schedule 13D/A upon the exercise of vested stock options.

(2) Consists of (i) 396,452 shares held in joint tenancy with Julie M. Koss, the spouse of Mr. Koss; (ii) 217,068 shares held by the Koss Foundation, of which Mr. Koss is the President; (iii) 15,000 and 12,000 shares held, respectively, by two separate trusts established for the benefit of Mr. Koss’s children, of which Mr. Koss is co-trustee; and (iv) 157,801 shares allocated to Mr. Koss through the Koss Corporation Employee Stock Ownership Plan (the “ESOP”).

(3) Consists of (i) 377,794 shares held directly; (ii) 661 shares held in an individual retirement account; and (iii) 240,000 shares that Mr. Koss has the right to acquire within 60 days of the date of this Schedule 13D/A upon the exercise of vested stock options.

(4) Consists of 2,696,634 shares held directly in Mr. Koss’s capacity as voting trustee of the Voting Trust.

(5) Based on 9,147,795 shares of common stock outstanding as of May 2, 2022.

CUSIP No. 500692108
1.	Names of Reporting Persons Koss Family Trust, Dated 9/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 500692108
1.	Names of Reporting Persons K.F.T. Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 500692108
1.	Names of Reporting Persons Nancy L. Koss 2012 Trust, Dated 12/20/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates the shares of common stock, $0.005 par value (the “Common Shares”), issued by Koss Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

Item 2.	Identity and Background

(a)  This Statement is being filed jointly by Michael J. Koss (“Mr. Koss”), the Koss Family Trust Dated 9/11/12 (the “Family Trust”), K.F.T. Corporation, a Wisconsin corporation (“KFT”), and the Nancy L. Koss 2012 Trust, Dated 12/20/12 (the “2012 Trust”). Mr. Koss, the Family Trust, KFT and the 2012 Trust are referred to collectively as the “Reporting Persons”.

(b)  The principal business address of each of Mr. Koss, the Family Trust and KFT is 4129 North Port Washington Avenue, Milwaukee, Wisconsin 53212. The principal business address of the 2012 Trust is 1492 W. Calumet Court, Milwaukee, Wisconsin 53217.

(c)  The principal business occupation of Mr. Koss is President and Chief Executive Officer of the Issuer. The principal business of each of the Family Trust and the 2012 Trust was holding, managing and distributing the property of such trust and the proceeds therefrom.  The principal business of KFT is investment.

(d)-(e)  During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Koss is a citizen of the United States of America.  Each of the Family Trust and the 2012 Trust was organized under the laws of the State of Wisconsin. KFT is a corporation incorporated under the laws of the State of Wisconsin.

Item 3.	Source and Amount of Funds or Other Consideration

The 396,452 Common Shares held by Mr. Koss and Mrs. Julie Koss as joint tenants, the 377,794 Common Shares directly held by Mr. Koss and the 661 Common Shares held through Mr. Koss’s individual retirement account were acquired in gradual increments, from the 1970s to present, through (i) a series of purchases made with Mr. Koss’s personal funds, (ii) the exercise of stock options granted to Mr. Koss in gradual increments by the Issuer in consideration for his employment services to the Issuer, and (iii) gifts from his father, John C. Koss.

The 217,068 Common Shares held by the Koss Foundation were acquired in gradual increments pursuant to gifts, from November 15, 1994 to November 5, 2001. The Koss Foundation paid no consideration for these shares.

The 27,000 Common Shares held in separate trusts for the benefit of Mr. Koss’s adult children were acquired through small incremental gifts to the trusts, from 1981 to 2001.  The trusts paid no consideration for these shares.

The 157,801 Common Shares allocated to Mr. Koss’s individual ESOP account were allocated in gradual increments, from January 1, 1978 to present, in consideration for Mr. Koss’s employment services to the Issuer.

The 2,696,634 shares held by Mr. Koss in his capacity as voting trustee of the Voting Trust were acquired from the Family Trust, KFT, the 2012 Trust, and the John C. Koss Sr. Revocable Trust (the “Revocable Trust”) on May 9, 2022 pursuant to the Voting Trust Agreement. Following the passing of Mr. Koss’s father (“Koss Sr.”), the Family Trust and the 2012 Trust, pursuant to their respective terms, transferred 1,000,885 Common Shares and 707,949 Common Shares, respectively, to Mr. Koss, as voting trustee of the Voting Trust. Additionally, pursuant to the terms of the Revocable Trust, the Revocable Trust transferred 4,000 Common Shares, and caused KFT to transfer 983,800 Common Shares, to Mr. Koss, as voting trustee of the Voting Trust. The 2012 Trust, the Family Trust, the Revocable Trust and KFT no longer own any Common Shares following such distributions. Pursuant to the terms of the Voting

Trust, Mr. Koss has sole voting power over the Common Shares subject to the Voting Trust and shares dispositive power over the Common Shares with Koss Sr.’s other children.
Item 4.	Purpose of Transaction

The description in Item 3 of Mr. Koss’s acquisition of Common Shares as voting trustee of the Voting Trust is incorporated in this Item 4 by reference.

All of the Common Shares beneficially owned by the Reporting Persons were acquired for investment purposes.  As of the date of this statement, the Reporting Persons do not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)  Mr. Koss beneficially owns 4,113,410 Common Shares, including 240,000 Common Shares issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days of this statement, representing approximately 45.0% of issued and outstanding Common Shares. The 2012 Trust, the Family Trust and KFT beneficially own no Common Shares, representing zero percent of issued and outstanding Common Shares. The percentages are computed based on 9,147,795 Common Shares outstanding as of May 2, 2022.

(b)  Mr. Koss has sole voting power with respect to 3,315,089 Common Shares, including 2,696,634 held as voting trustee of the Voting Trust, and sole dispositive power with respect to 618,455 Common Shares, including 240,000 issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days of this statement.

Mr. Koss has shared voting power with respect to 798,321 Common Shares, including 396,452 Common Shares held in joint tenancy with his spouse, 217,068 Common Shares held by the Koss Foundation, of which he is the President, 27,000 Common Shares held by two separate trusts established for the benefit of Mr. Koss’s children, of which he is co-trustee, and 157,801 Common Shares allocated to him through the ESOP.

Mr. Koss has shared dispositive power with respect to 3,494,955 Common Shares, including 2,696,634 Common Shares held as voting trustee of the Voting Trust, 396,452 Common Shares held in joint tenancy with his spouse, 217,068 Common Shares held by the Koss Foundation, of which he is the President, 27,000 Common Shares held by two separate trusts established for the benefit of Mr. Koss’s children, of which he is co-trustee, and 157,801 Common Shares allocated to him through the ESOP

Mr. Koss and his four siblings may be deemed to have shared dispositive power with respect to the 2,692,634 Common Shares subject to the Voting Trust. Pursuant to the Voting Trust Agreement, each sibling has dispositive power over a portion of the Common Shares subject to the Voting Trust, subject to certain limitations. The Voting Trust Agreement provides Mr. Koss, as Voting Trustee, dispositive power over all Common Shares subject to the Voting Trust, subject to certain limitations.

Mr. Koss, Principal Financial Group (“PFG”) (as trustee of the ESOP) and the ESOP may be deemed to have shared voting and dispositive power with respect to the 157,801 Common Shares held by the ESOP that are allocated to Mr. Koss’ account thereunder. PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company. The address of its principal business and principal office is 711 High Street, Des Moines, IA 50392.

As co-trustees of each of the Sarah Evelyn Koss 1987 Trust and the Charles John Koss II 1989 Trust, established for the benefit of his children (the “Two Trusts”), Mr. Koss and Mrs. Julie Koss may be deemed to share voting and dispositive power with respect to the 15,000 and 12,000 Common Shares, respectively, held by the Two Trusts.  The Two Trusts are organized under the laws of Wisconsin. Mrs. Koss is a citizen of the United States of America. Her principal business address is 2800 W. Bradley Road, River Hills, Wisconsin 53217 and her principal occupation is household manager. The principal business address of each of the Two Trusts is 2800 W. Bradley Road, River Hills, Wisconsin 53217; and the principal business of the Two Trusts is holding, managing and distributing the respective property of the trusts and the proceeds therefrom.

Mr. Koss also has shared voting and dispositive power with respect to 396,452 shares held in joint tenancy with Mrs. Julie Koss.

As President of the Koss Foundation, Mr. Koss may be deemed to share voting and dispositive power with respect to the 217,068 Common Shares held by the Koss Foundation.  The Koss Foundation is organized under the laws of Wisconsin.  Its principal business address is 4129 N. Port Washington Road, Milwaukee, Wisconsin 53212-1029.  Its principal business is holding, managing and distributing the property of the foundation for charitable purposes.

During the last five years, neither Mrs. Julie Koss nor Mr. John C. Koss Jr. has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  On May 9, 2022, the 2,696,634 Common Shares subject to the Voting Trust were transferred to Mr. Koss from the Family Trust, KFT, the 2012 Trust, and the Revocable Trust pursuant to the Voting Trust Agreement and the terms of the respective trust agreements in connection with the passing of Koss Sr. The Family Trust transferred 1,000,885 Common Shares, KFT transferred 983,800 Common Shares, the 2012 Trust transferred 707,949 Common Shares, and the Revocable Trust transferred 4,000 Common Shares. Following the transfers, none of the Family Trust, KFT, the 2012 Trust, or the Revocable Trust own any Common Shares.

(d) Not applicable.

(e)  Upon the effectiveness of the Voting Trust Agreement on March 23, 2022, the Family Trust, KFT, and the 2012 Trust ceased to be beneficial owners of more than five percent of the Issuer’s common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Koss holds the following stock options, exercisable for an aggregate of 480,000 shares of common stock of the Issuer:  (1)  options to purchase an aggregate of 160,000 Common Shares at an exercise price of $2.92 per share, granted in July 2018; (2) options to purchase an aggregate of 160,000 Common Shares at an exercise price of $2.17 per share, granted in July 2019 and (3) options to purchase an aggregate of 160,000 Common Shares at an exercise price of $1.90 per share, granted in July 2020.  These options were granted by the Issuer in consideration for the employment services of Mr. Koss.  Each option grant vests in four equal annual installments, with the first 25% vesting one year after the date of the grant. The options expire five years from the respective dates of grant.

The Voting Trust Agreement established Mr. Koss as voting trustee with sole voting power over the Common Shares subject thereto. Pursuant to the Voting Trust Agreement, each of Mr. Koss and his four siblings has dispositive power over a portion of the shares held pursuant to the Voting Trust, subject to certain limitations. The Voting Trust Agreement provides Mr. Koss, as Voting Trustee, dispositive power over all Common Shares subject to the Voting Trust, subject to certain limitations.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement Exhibit 99.2 Restatement of the Koss Family Voting Trust Agreement, dated March 23, 2022

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 3, 2022

MICHAEL J. KOSS

By:	/s/ Michael J. Koss
Michael J. Koss

KOSS FAMILY TRUST, DATED 9/11/12

By:	/s/ Michael J. Koss
Michael J. Koss, Trustee

By:	/s/ John C. Koss Jr.
John C. Koss Jr., Trustee

K.F.T. CORPORATION

By:	/s/ Michael J. Koss
Michael J. Koss, President

NANCY L. KOSS 2012 TRUST, DATED 12/20/12

By:	/s/ Michael J. Koss
Michael J. Koss, Trustee

By:	/s/ John C. Koss Jr.
John C. Koss Jr., Trustee